June 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracie Mariner

Al Pavot

Deanna Virginio

Irene Paik

Re:	Janux Therapeutics, Inc.

Registration Statement on Form S-1, as amended

File No. 333-256297

Acceleration Request

Requested Date: Thursday, June 10, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters of Janux Therapeutics, Inc.’s (the “Company”) proposed offering of common stock, hereby join in the request of the Company for acceleration of the effective time of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on June 10, 2021, or at such later time as the Company or its outside counsel, Cooley LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 910 copies of the preliminary prospectus included in the above-named Registration Statement, as amended, were distributed during the period from June 7, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.
COWEN AND COMPANY, LLC
EVERCORE GROUP L.L.C.

As representatives of the underwriters

BofA Securities, Inc.

By:	/s/ Michael Liloia
Authorized Signatory

Cowen and Company, LLC

By:	/s/ Bill Follis
Authorized Signatory

Evercore Group L.L.C.

By:	/s/ Maren Winnick
Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]